Filed Pursuant to Rule 424(b)(3)

Registration No. 333-118053

Prospectus Supplement No. 5 dated April 30, 2008

(to Prospectus dated August 15, 2007)

Sensus Metering Systems Inc.

$275,000,000

8 5/8% Senior Subordinated Notes due 2013

This Prospectus Supplement No. 5 supplements the Prospectus, dated August 15, 2007, as supplemented, relating to our 8 5/8% Senior Subordinated Notes due 2013 (the “notes”). Goldman, Sachs & Co. is continuing to make a market in the notes pursuant to the Prospectus, as supplemented.

This Prospectus Supplement No. 5 is comprised of our current report on Form 8-K filed with the Securities and Exchange Commission on April 30, 2008.

This Prospectus Supplement No. 5 should be read in conjunction with, and may not be delivered or utilized without, the Prospectus, as supplemented. This Prospectus Supplement No. 5 updates information in the Prospectus, as supplemented, and, accordingly, to the extent inconsistent, the information in this Prospectus Supplement No. 5 supersedes the information contained in the Prospectus, as supplemented.

Before you invest in the notes, you should read the Prospectus, as supplemented, and other documents we have filed with the Securities and Exchange Commission for more complete information about us and an investment in the notes. You may obtain these documents for free by visiting the Securities Exchange Commission’s website at www.sec.gov.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus, as supplemented, or this Prospectus Supplement No. 5 is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the notes involves risks. See “Risk Factors” beginning on page 10 of the Prospectus.

The date of this Prospectus Supplement No. 5 is April 30, 2008.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): April 24, 2008

Commission file number 333-113658

Sensus Metering Systems (Bermuda 2) Ltd. (Exact name of registrant as specified in its charter)	Sensus Metering Systems Inc. (Exact name of registrant as specified in its charter)

Bermuda	98-0413362	Delaware	51-0338883
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)	(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8601 Six Forks Road, Suite 300, Raleigh, North Carolina 27615

(Address of principal executive offices) (Zip Code)

(919) 845-4017

(Registrants’ telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

At the meeting of the Board of Directors of Sensus Metering Systems (Bermuda 2) Ltd. and Sensus Metering Systems Inc. (collectively, the “Company” or “Sensus”) held on April 24, 2008, the following actions were taken:

Daniel W. Harness retired from his position as Chief Executive Officer & President of the Company, effective immediately. Mr. Harness was appointed as the non-executive Vice Chairman of the Board of Directors of the Company and will continue to work with Sensus in a consulting capacity.

As a result of Mr. Harness’s retirement, the Company’s Board of Directors appointed Peter Mainz to serve as Chief Executive Officer & President of the Company, effective immediately. Mr. Mainz was also named as a member of the Company’s Board of Directors. Mr. Mainz has held various positions at the Company, including, most recently, Chief Operating Officer and, previously, Executive Vice President Operations & Chief Financial Officer, Vice President of Finance, Vice President of Operations and Finance in Europe and Asia Pacific and other senior financial positions.

The Company is currently finalizing Mr. Harness’s ongoing consulting arrangement with the Company. The Company’s Board of Directors has not yet made any determination concerning the committees of the Board of Directors to which Mr. Harness and Mr. Mainz may be appointed.

There is no arrangement or understanding between either of Mr. Harness or Mr. Mainz and any other person pursuant to which he was selected as an officer or director of the Company. There are no relationships or related party transactions involving Mr. Harness, Mr. Mainz or any member of their immediate families required to be disclosed pursuant to Item 404(a) of Regulation S-K.

A copy of the press release relating to Mr. Harness’s and Mr. Mainz’s appointments is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On April 24, 2008, the Compensation Committee of the Company’s Board of Directors also approved the grant of options to Jose Hernandez, Vice President, Global Water & Heat, in the amount of 50,000 shares of Class B common stock of Sensus Metering Systems (Bermuda 1) Ltd. The options are service time vested over five years from the date of grant, provided that no vesting occurs prior to the second anniversary of the date of grant. In addition, the vesting of the options may accelerate upon the occurrence of certain stated liquidity events. The options have an exercise price of $5.50 per share. The grant to Mr. Hernandez was made in accordance with and subject to the terms and conditions of the Sensus Metering Systems 2007 Stock Option Plan (the “Option Plan”). The Company expects to enter into an option agreement with Mr. Hernandez substantially in the form of the Company’s Notice of Stock Option Grant and Nonqualified Stock Option Agreement (together, the “Option Agreement”). Copies of the Option Plan and the Option Agreement were filed as Exhibits 10.1 and 10.2, respectively, to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 and are incorporated herein by reference.

ITEM 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit 99.1	Press release announcing the appointments of Daniel W. Harness as Vice Chairman of the Board of Directors and Peter Mainz as Chief Executive Officer & President, dated April 29, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.
Dated: April 30, 2008	By:	/s/ Peter Mainz
	Name:	Peter Mainz
	Title:	Chief Executive Officer & President
SENSUS METERING SYSTEMS INC.
Dated: April 30, 2008	By:	/s/ Peter Mainz
	Name:	Peter Mainz
	Title:	Chief Executive Officer & President

Exhibit 99.1

Press Release

April 29, 2008

FOR IMMEDIATE RELEASE

Contact Information:

James J. Hilty

Vice President, Business Development

Sensus Metering Systems

(919) 845-4007

jim.hilty@sensus.com

Sensus Appoints

Daniel W. Harness as Vice Chairman of its Board of Directors

and

Peter Mainz as Chief Executive Officer and President

Raleigh, North Carolina – Sensus Metering Systems (the Company or Sensus) announced today the following senior management changes.

After twenty-six years with the Company, Daniel W. Harness has retired from his position as Chief Executive Officer and President, effective immediately. Mr. Harness was appointed Vice Chairman of the Board of Directors of the Company and will continue to work closely with Sensus in this new capacity. “Dan Harness has dedicated the past twenty-six years to Sensus and has been the guiding force that has transformed the Company from a meter manufacturer to the technology leader in advanced metering infrastructure that it is today. I’m pleased that he will remain involved in Sensus by serving on the Board. I wish him well as he moves into this new chapter of his life,” said Peter Mainz.

Mr. Mainz has been appointed Chief Executive Officer and President of the Company, effective immediately. Mr. Mainz, who previously served as Chief Operating Officer, has also been named as a member of the Company’s Board of Directors. “The orderly transition of CEO responsibilities to Peter Mainz supports the continuing success and growth of Sensus,” said Dan Harness.

(more)

ABOUT SENSUS METERING SYSTEMS

The Sensus Metering Systems companies are leading world-class providers of high-value metering, Automatic Meter Reading (AMR) and Advanced Metering Infrastructure (AMI) system solutions for water, gas, electric, and heat utilities as well as sub-metering entities worldwide. Additional linked businesses include Smith-Blair, Inc. a leading provider of pipe clamp & coupling products for the water, gas, and industrial markets; and Sensus Precision Die Casting that produces complex, high quality die-castings. For more information, please visit the company’s web site at www.sensus.com.

All statements in this release, other than historical facts, are made in reliance on the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties and are subject to change at any time. These statements reflect the Company’s current expectations regarding its financial position, revenues, cash flow and other operating results, business strategy, financing plans, forecasted trends related to the markets in which the Company operates, legal proceedings and similar matters. The Company’s expectations expressed or implied in these forward-looking statements may turn out to be incorrect. The Company’s actual results could be materially different from its expectations because of various risks. These risks, some of which are discussed under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K (SEC File No. 333-113658) for the fiscal year ended March 31, 2007 as filed with the Securities and Exchange Commission on May 16, 2007, include its dependence on new product development and intellectual property, and its dependence on independent distributors and third-party contract manufacturers, automotive vehicle production levels and schedules, its substantial financial leverage, debt service and other cash requirements, liquidity constraints and risks related to future growth and expansion. Other important risks that could cause actual events or results to differ from those contained or implied in the forward-looking statements include, without limitation, the Company’s ability to integrate acquired companies, general economic and business conditions, competition, adverse changes in the regulatory or legislative environment in which the Company operates, and other factors beyond the Company’s control.

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